Exhibit 12.01

eBay Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio data)

	Three Months Ended March 31,
	2009	2010
Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	$442,797	$502,084

Add: Fixed Charges (2)	10,734	8,783

Earnings (1)	$453,531	$510,867

Fixed Charges (2)	$10,734	$8,783

Ratio of Earnings to Fixed Charges	42.3	58.2

(1)	Earnings consist of income before income taxes, noncontrolling interest and equity in gains and losses of equity-method investees plus Fixed Charges.
(2)	Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.